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                            May 17, 2021

       Ravi Thakran
       Chief Executive Officer
       Aspirational Consumer Lifestyle Corp.
       1 Kim Seng Promenade
       #18-07/12 Great World City
       Singapore 237994

                                                        Re: Aspirational
Consumer Lifestyle Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 6, 2021
                                                            File No. 333-254304

       Dear Mr. Thakran:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

       Amendment No 1 to Registration Statement on Form S-4

       Background to the Business Combination, page 123

   1. We note your disclosure in response to our prior comment 12 that the enterprise value for
                                                        WUP implied valuation
multiples that compared favorably to those of the comparable publicly traded
companies, being either consistent with or at a discount to the projected revenue multiples of
the comparable companies and their respective industries. Please revise to disclose the
valuation multiples implied by the enterprise value of WUP that compared favorably to
those of the comparable companies and the valuation multiples of the comparable
companies to which WUP's implied valuation multiples were compared which were considered
by management. Please also consider including this information
 Ravi Thakran
FirstName
AspirationalLastNameRavi Thakran
             Consumer Lifestyle Corp.
Comapany
May         NameAspirational Consumer Lifestyle Corp.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
         in a chart or table.
2. You disclose here that WUP's enterprise value implied a material discount to the present value of the potential future enterprise value of the business, calculated by applying an
         "implied forward EBITDA" multiple to "WUP   s forecast EBITDA in
fiscal year 2025"
         and discounting that value at various rates of return. Please revise to describe the discounted cash flow analysis you suggest in this determination, including disclosing the implied forward EBITDA multiple applied to WUP's forecast EBITDA in fiscal 2025 and how the forward EBITDA multiple was determined, WUP's forecast EBITDA in fiscal 2025, the discount rates used in the analysis, the present value of the potential future enterprise value of the business calculated by this analysis, and related material assumptions.
Legal Proceedings, page 203

3. Please update the legal proceedings disclosure here as necessary to address the recent legal developments noted on page F-24.
WUP   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Results of Our Operations for the Year Ended December 31, 2020 Compared to the Year Ended
December 31, 2019, page 248

4. We note the revisions made in response to prior comment 23. Please provide additional information quantifying the change in all financial statement line items between periods.
         For example, quantify in dollars the effect of increases in Live Flight Legs and revenue per leg on the change in flight revenue.
Report of Independent Registered Public Accounting Firm, page F-2

5.       It appears that the city and state where the accountants    report was
issued was
         inadvertently omitted from the report. Please obtain and file a revised report that complies with Rule 2-02(a)(3) of Regulation S-X.
Audited Consolidated Financial Statements of Wheels Up Partners Holdings LLC
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-33

6. In response to prior comment 27, you explain that operating results are regularly provided to and reviewed in total by the CODM in order to make decisions about the
         allocation of resources and to assess performance.    Please describe
for us in more detail
         the processes utilized by the CODM in making resource allocation decisions and assessing performance, including a summary of how information provided as part of the monthly management reporting package is regularly used. In addition, tell us whether there are any members of management responsible for overseeing specific services you offer to your customers.
 Ravi Thakran
Aspirational Consumer Lifestyle Corp.
May 17, 2021
Page 3

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-664-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameRavi Thakran
                                                          Division of
Corporation Finance
Comapany NameAspirational Consumer Lifestyle Corp.
                                                          Office of Energy &
Transportation
May 17, 2021 Page 3
cc:       Christopher M. Barlow, Esq.
FirstName LastName